SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F  X        Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes           No  X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of October 2005
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of September and Cumulative for 9 Months 2005, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of August 2005 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of September and Cumulative for 9 Months 2005,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of August 2005
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	September N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of SEPTEMBER 2005

Agricultural Tractors: under 40 horsepower (2WD)	+10.5%	up moderate double digits, significantly more than the industry

40 to 100 horsepower (2WD)	+6.9%	down low single digits

over 100 horsepower (2WD)	+9.3%	up moderate double digits, significantly more than the industry

4 wheel drive tractors	+45.5%	up high double digits, significantly more than the industry

Sub total tractors over 40 hp	+8.3%	up mid single digits, slightly less than the industry

Total Ag tractors	+9.6%	up low double digits, moderately more than the industry

Combines	+19.0%	down mid single digits

Loader/backhoes	up low double digits	up moderate double digits, moderately more than the industry

Skid Steer Loaders	up high single digits	down low single digits

Total Heavy Construction Equipment	up moderate double digits	up moderate double digits, slightly more than the industry

RETAIL UNIT SALES:
9 MONTHS, 2005

Agricultural Tractors: under 40 horsepower (2WD)	(6.2)%	down high single digits, in line with the industry

40 to 100 horsepower (2WD)	+8.9%	down low double digits

over 100 horsepower (2WD)	+2.6%	down mid single digits

4 wheel drive tractors	+8.8%	up mid single digits, slightly less than the industry

Sub total tractors over 40 hp	+7.5%	down high single digits

Total Ag tractors	(0.7)%	down high single digits

Combines	+7.4%	down mid single digits

Loader/backhoes	up high single digits	up mid single digits, in line with the industry

Skid Steer Loaders	up low single digits	down low double digits

Total Heavy Construction Equipment	up low double digits	up low double digits, in line with the industry

DEALER INVENTORIES:
END OF AUGUST 2005

Agricultural Tractors: under 40 horsepower (2WD)	5.8 months supply	1/2 month higher than the industry

40 to 100 horsepower (2WD)	5.2 months supply	1/2 month higher than the industry

over 100 horsepower (2WD)	4.6 months supply	in line with the industry

4 wheel drive tractors	3.4 months supply	1/2 month lower than the industry

Total tractors	5.4 months supply	1/2 month higher than the industry

Combines	4.2 months supply	> 1 month higher than the industry

Dated: October 17, 2005

U.S. Ag Flash Reports

September 2005 Flash Report
U.S. Unit Retail Sales
(Report released 10/11/2005)
To download a PDF of this report, please click here.

							August 2005
							U.S. Field
Equipment	September 2005	September 2004	% Chg.	Y-T-D 2005	Y-T-D 2004	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	11,593	10,505	10.4	102,407	110,238	-7.1	60,110
40 & Under 100 HP	6,287	5,806	8.3	58,233	53,364	9.1	32,358
100 HP & Over	1,191	1,127	5.7	14,559	14,336	1.6	7,276
Total - 2 Wheel Drive	19,071	17,438	9.4	175,199	177,938	-1.5	99,744
Total - 4 Wheel Drive	275	187	47.1	2,676	2,368	13.0	1,031
Total Farm Wheel Tractors	19,346	17,625	9.8	177,875	180,306	-1.3	100,775
Combines (Self-Propelled)	1,233	987	24.9	5,076	4,671	8.7	2,441

111 East Wisconsin Avenue Milwaukee, WI 53202-4806
414-298-4146 414-272-2464/FAX
Web Site: www.aem.org    E-mail: dcarson@aem.org
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

© AEM 2005 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

September 2005 Flash Report Canada Unit Retail Sales
(Report released 10/11/2005)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.

	September			September YTD			August
							2005	2004
							Canadian	Canadian
							(Field)	(Field)
Equipment	2005	2004	% Chg.	2005	2004	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	602	529	13.8	5,955	5,257	13.3	4,236	2,979
40 & Under 100 HP	416	462	-10.0	4,453	4,199	6.0	3,290	3,147
100 HP & Over	217	161	34.8	2,566	2,359	8.8	1,727	1,559
Total - 2 Wheel Drive	1,235	1,152	7.2	12,974	11,815	9.8	9,253	7,685
Total - 4 Wheel Drive	19	15	26.7	439	496	-11.5	237	166
Total Farm Wheel Tractors	1,254	1,167	7.5	13,413	12,311	9.0	9,490	7,851
Combines (Self-Propelled)	167	189	-11.6	1,177	1,152	2.2	539	640
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

© AEM 2005 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

October 18, 2005